Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
Stephen M. Leitzell stephen.leitzell@dechert.com +1 215 994 2621 Direct +1 215 655 2621 Fax

April 30, 2013

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        US Ecology, Inc. (the “Company”)

Registration Statement on Form S-3

Filed March 1, 2013 (“S-3 Registration Statement”)

(File No. 333-187001)

Registration Statement on Form S-4

Filed March 1, 2013 (“S-4 Registration Statement”)

(File No. 333-187003)

Dear Ms. Long:

On behalf of the Company, we wish to respond to the comments raised by the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 18, 2013 (the “Comment Letter”) with respect to the above-referenced Registration Statements. For your convenience, each of the comments from the Staff in the Comment Letter is included in this letter in boldface type followed by our response.

General

1.	Please incorporate by reference all reports, including those on Form 8-K, filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2012, the end of the fiscal year covered by the annual report. See the Form S-3 and the Form S-4 instructions.

In accordance with the instructions to Form S-3 and Form S-4, the Company has added references to the Exchange Act reports on Form 8-K that have been filed since December 31, 2012 to Amendment No. 1 to the S-3 Registration Statement and Amendment No. 1 to the S-4 Registration Statement.

1

2.	We note that your Form 10-K for the year ended December 31, 2012 incorporates its part III information from your proxy statement, which is not yet filed. Please note that until the Part III information is disclosed, either in an amended Form 10-K or the proxy statement to be filed, we will not be in a position to declare this registration statement effective. Please refer to the Division’s C&DI Question 123.01 of the Securities Act Forms located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

The Company filed its definitive proxy statement (the “Proxy Statement”) with the Commission on April 18, 2013. The information that is required by Part III of Form 10-K is included in the Proxy Statement.

* * * * *

Please do not hesitate to contact me at (215) 994-2621 if you have any questions or if we can provide any further information that would be helpful to the Staff.

Sincerely,

/s/Stephen M. Leitzell

Stephen M. Leitzell

cc: Jeffrey R. Feeler

2